Exhibit (a)(1)(M)
Design. Build. Ship. Service. Design. Build. Ship. Service. Exchange Employee Presentation August 2009

INTRODUCTION This presentation is intended to increase general knowledge about the Stock Option Exchange Program offered by Flextronics. Neither Flextronics nor its Board of Directors makes any recommendations as to whether you should exchange, or refrain from exchanging, any or all of your eligible options for replacement options in the Exchange Program. You must make your own decision as to whether you should surrender your eligible options for exchange after taking into account your own personal circumstances or preferences. We strongly encourage eligible participants to consult with their personal financial and tax advisors in making any decision regarding whether to participate in the Option Exchange Program.

Why have this meeting? To ensure that all employees have a thorough understanding of the program. Why an exchange? The Option Exchange program is intended to increase retention and motivate employees while recapturing the value of compensation costs already incurred. How long does it last? The program closes at 2:00 p.m., Pacific Time on 8/11/2009*. How does it affect future plans? The exchange does not affect our ongoing compensation programs, but replaces our normal employee annual focal grant this year. What is my new grant price? The new grant price is based on the closing price of Flextronics's stock price when the replacement options are granted. Can I change my election? Changes can be made to your original election until the exchange period ends. What if I don't elect? All of your current awards will stay as originally issued. If you choose to keep your awards as issued, we encourage you to make a "No" election. *unless Flextronics decides to extend the offer PROGRAM OVERVIEW

Grant Date: Expected to be August 11, 2009* Grant Price: Based on Flextronics' closing price on the date the replacement options are granted (expected to be August 11, 2009*) New Vesting: Based on the final vest end date of original vesting schedule. Shares: 1.5 for 1 on original grant prices from $10 to $11.99 and 2.4 for 1 on original grant prices of at least $12 Expiration: 7 years for all replacement grants REPLACEMENT AWARD INFORMATION *unless Flextronics decides to extend the offer

SAMPLE REPLACEMENT SCENARIO #1 3 Year Vesting and 1.5 to 1 Ratio

SAMPLE REPLACEMENT SCENARIO #2 2 Year Vesting and 2.4 to 1 Ratio

MODELING TOOL

Tender Offer Website Website to make an election to exchange or decline the exchange of your award(s) https://flextronics.equitybenefits.com Elections can be changed by resubmitting an election request up until the time that the offer closes for US/Canada your login ID is your Workday ID, for all others this is your UBS login ID Questions and account problems can be submitted to stock.admin@flextronics.com UBS Website Website to view actual holdings pre and post exchange www.ubs.com/onesource/flex Seek individual advice on whether the exchange is right for you for US/Canada your login ID is your Workday ID, for all others contact Stock Plan Administration Inside the US: (888) 463-5391 Outside the US: (201) 272-7671 SYSTEMS OVERVIEW

POST TENDER OFFER GRANT INFORMATION Deadline: The option exchange will close at 2:00 p.m., Pacific Time on August 11, 2009 unless Flextronics decides to extend the offer. No exceptions will be made to make or change an election post the tender offer close date. Turnaround time: The new options will not appear in your UBS account until 2-3 weeks after the tender close date. This is to allow for adequate processing of your new awards. Old Awards: The tendered (old) awards will show in your account as cancelled awards. They will also be designated by a "Y" in front of the old grant ID number. For example, if your original award number was 12345, the old award will be updated to Y12345. New Awards: The replacement (new) awards will show in your account as issued as of the tender offer close date. They will be designated by a "X" in front of the old grant ID number. For example, if your original award number was 12345, the new award will show as X12345. Discrepancies: If you feel that your new award has the incorrect vesting, expiration, shares or any other discrepancies, please contact Flextronics's Stock Administration Department immediately. Grant Acceptance- You must accept the new grant through the UBS OneSource website.

Q & A Questions?